Exhibit (m)

SHAREHOLDER SERVICE PLAN AND AGREEMENT

ADVISER MANAGED TRUST

Adviser Managed Trust (the "Trust") is an open-end investment company registered under the Investment Company Act of 1940, as amended, and currently consisting of a number of separately managed portfolios (the "Portfolios"). The Trust desires to retain SEi investments Distribution Co. (the "Distributor"), a Pennsylvania corporation, to itself provide or to compensate service providers who themselves provide, the services described herein to clients (the "Clients") who from time to time beneficially own shares ("Shares") of any Portfolio of the Trust. The Distributor is willing to itself provide or to compensate service providers for providing, such shareholder services in accordance with the terms and conditions of this Agreement.

Section 1. The Distributor will provide, or will enter into written agreements in the form attached hereto with service providers pursuant to which the service providers will provide, one or more of the following shareholder services to Clients who may from time to time beneficially own Shares:

(i) maintaining accounts relating to Clients that invest in Shares;

(ii) providing information periodically to Clients showing their positions in Shares;

(iii) arranging for bank wires;

(iv) responding to Client inquiries relating to the services performed by the Distributor or any service provider,

(v) responding to inquiries from Clients concerning their investments in Shares;

(vi) forwarding shareholder communications from the Trust (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Clients;

(vii) processing purchase, exchange and redemption requests from Clients and placing such orders with the Trust or its service providers;

(viii) assisting Clients in changing dividend options, account designations, and addresses;

(ix) providing subaccounting with respect to Shares beneficially owned by Clients;

(x) processing dividend payments from the Trust on behalf of Clients; and

(xi) providing such other similar services as the Trust may reasonably request to the extent that the Distributor and/or the service provider is permitted to do so under applicable laws or regulations.

Section 2. The Distributor will provide all office space and equipment, telephone facilities and personnel (which may be part of the space, equipment and facilities currently used in the Distributor's business, or any personnel employed by the Distributor) as may be reasonably necessary or beneficial in order to fulfill its responsibilities under this Agreement.

Section 3. Neither the Distributor nor any of its officers, employees, or agents is authorized to make any representations concerning the Trust or the Shares except those contained in the Trust's then-current muelnA.tus or Statement of Additional Information for the Shares, copies of which will be supplied to the Distributor, or in such supplemental literature or advertising as may be authorized in writing.

Section 4. For purposes of this Agreement, the Distributor and each service provider will be deemed to be independent contractors, and will have no authority to act as agent for the Trust in any matter or in any respect. By its written acceptance of this Agreement, the Distributor agrees to and does release, indemnify, and hold the Trust harmless from and against any and all direct or indirect liabilities or losses resulting from requests, directions, actions, or inactions of or by the Distributor or its officers, employees, or agents regarding the Distributor's responsibilities under this Agreement, the provision of the aforementioned services to Clients by the Distributor or any service provider, or the purchase, redemption, transfer, or registration of Shares (or orders relating to the same) by or on behalf of Clients. The Distributor and its officers and employees will, upon request, be available during normal business hours to consult with representatives of the Trust or its designees concerning the performance of the Distributor's responsibilities under this Agreement.

Section 5. In consideration of the services and facilities to be provided by the Distributor or any service provider, each Portfolio that has issued Shares will pay to the Distributor a fee, as agreed from time to time, at an annual rate of up to .25% (twenty-five basis points) of the average net asset value of all Shares of each Portfolio, which fee will be computed daily and paid monthly. The Trust may, in its discretion and without notice, suspend or withdraw the sale of Shares of any Portfolio, including the sale of Shares to any service provider for the account of any Client or Clients. The Distributor may waive all or any portion of its fee from time to time.

Section 6. The Trust may enter into other similar servicing agreements with any other person or persons without the Distributor's consent.

Section 7. By its written acceptance of this Agreement, the Distributor represents, warrants, and agrees that the services provided by the Distributor under this Agreement will in no event be primarily intended to result in the sale of Shares.

Section 8. This Agreement will become effective on the date a fully executed copy of this Agreement is received by the Trust or its designee and shall continue until terminated by either party. This Agreement is terminable with respect to the Shares of any Portfolio, without penalty, at any time by the Trust or by the Distributor upon written notice to the Trust.

Section 9. All notices and other communications to either the Trust or to the Distributor will be duly given if mailed, telegraphed, telefaxed, or transmitted by similar communications device to the appropriate address stated herein, or to such other address as either party shall so provide the other.

Section 10. This Agreement will be construed in accordance with the laws of the Commonwealth of Pennsylvania and may not be "assigned" by either party thereto as that term is defined in the Investment Company Act of 1940.

By their signatures, the Trust and the Distributor agree to the terms of this Agreement

ADVISER MANAGED TRUST		SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ David F. McCann	By:	/s/
Vice President

Date:	9/ /2020	Date:	9/ /2020

SHAREHOLDER SERVICING AGREEMENT

THIS SHAREHOLDER SERVICING AGREEMENT (this “Agreement”) is made as of this        day of                         , 20    , (“Effective Date”) by and among [Name of Trust] (the “Trust”), a [type of business organization], SEI Investments Distribution Co. (the “Distributor”), a Pennsylvania corporation, solely with respect to Section 11 hereof, and [Name of Service Provider], a [type of business organization] (the “Participating Firm”).

WHEREAS, the Trust is a registered open-end management investment company consisting of those series identified on the attached Schedule A (the “Funds”);

WHEREAS, the Participating Firm desires to serve as an intermediary for the Trust and, therefore, accept orders for the purchase or redemption of Shares by Participating Firm customers (each a “Customer” and collectively, “Customers”), respond to Customer inquiries and perform other related functions;

WHEREAS, the Trust and the Participating Firm desire to facilitate the purchase and redemption of shares of the Funds on behalf of Customers to be maintained of record by the Participating Firm (an “Account”), subject to the terms and conditions of this Agreement; and

WHEREAS, the Trust and the Participating Firm are members of, or have access to, and are entitled to use the services of, National Securities Clearing Corporation (“NSCC”).

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and intending to be legally bound, the parties hereby agree as follows:

SECTION 1            PERFORMANCE OF SERVICES

The Participating Firm agrees to perform, or have third parties with whom it contracts perform, the administrative functions and services as set forth in Schedule B and in accordance with the procedures set forth in Schedule C, each attached hereto, with respect to the shares of the Funds owned by the Customers and included in the Accounts or as may be requested by the Customers (the “Services”).  This Agreement contemplates that the Participating Firm may engage the services of third parties to perform some or all of the Services and to the extent Participating Firm does engage such third parties, the Participating Firm will be responsible for the actions of any third parties it may retain.

SECTION 2            ACCOUNTS

2.01         Account Opening.  The Participating Firm will open each Account upon completion of the applicable application forms for the selected Funds.

2.02         Account Numbers and Maintenance.  The Trust shall designate each Account with an account number.  Account numbers will be the means of identification when the parties are transacting in the Accounts.  The Trust agrees to cause the Accounts to be kept open on each Fund’s books regardless of a lack of activity or small position size except to the extent the Participating Firm takes specific action to close an Account or to the extent the Fund’s then-current prospectus reserves the right to close Accounts.  In the latter case, the Trust will give prior notice to the Participating Firm before closing an Account.

SECTION 3            TRANSACTIONS THROUGH THE NSCC SYSTEM

3.01          Use of the NSCC System.  The Trust and the Participating Firm agree to process and settle transactions pursuant to this Agreement through Fund/SERV, which is NSCC’s mutual fund settlement, entry, and registration verification system, and may agree to exchange all Account information (other than order processing) through Networking, which is NSCC’s automated and centralized recordkeeping system, based upon an agreed level of reporting control as may be made available by NSCC.  The Trust and the Participating Firm agree to establish an electronic data link through the NSCC system.  The NSCC system will enable the Participating Firm to transmit Customer trade information, including purchase, redemption and exchange instructions, as directed by Customers, to the Trust or the Funds and likewise to receive trade and pricing information from the Funds.

3.02         Mutual Obligations.

3.02.01.           The parties agree to pay or arrange for payment of their respective NSCC costs.

3.02.02.           Each party has received a copy of the NSCC system rules and processing guidelines and agrees to abide by such rules and guidelines, as amended from time to time in order to perform their respective obligations under this Agreement.

3.02.03.           Each party shall perform any and all duties, functions, procedures and responsibilities established by NSCC and shall maintain facilities, equipment and personnel sufficient to perform the foregoing activities and to otherwise comply with the terms of this Agreement and to comply with the applicable NSCC rules and guidelines.

3.02.04.           Confirmed trades and any other information provided through the NSCC system pursuant to this Agreement shall be accurate, complete, and in a format prescribed by NSCC.  Each party shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through the NSCC system.  Each party shall be entitled to act on information and transmissions received through the NSCC system that it reasonably believes to be genuine.

3.03          Trust Obligations.  On each business day, the Trust (or its transfer agent) shall accept and effect changes on its records upon receipt of purchase, redemption, exchanges and registration instructions from Participating Firm through the NSCC system without supporting documents from the Customer.

3.04          Adjustments.  Processing errors that result from any delay or error caused by the Participating Firm may be adjusted according to the Funds’ then-current prospectus, the cost of which adjustment shall be borne by the Participating Firm.  In the event adjustments are required to correct any error in the computation of the net asset value of Fund shares, the Trust shall notify the Participating Firm as soon as practicable after discovering the need for those adjustments that result in a reimbursement to an Account in accordance with such Fund’s then-current policies on reimbursement.  Notification may be made via facsimile or via direct or indirect systems access.  Any such notification shall be promptly followed by a letter written on the Trust’s letterhead stating, for each day on which an error occurred, the incorrect price, the correct price, and, to the extent communicated to the Fund’s shareholders, the reason for the price change.

3.05          Delivery of Information.  Any information provided by the Trust to the Participating Firm through the NSCC system and pursuant to this Agreement shall be deemed to satisfy the delivery obligations outlined by Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and, as such, the Trust has the informed consent of the Participating Firm to suppress delivery of information using paper media.  The Participating Firm will verify the accuracy of confirmations of transactions and records received from the Trust through the NSCC system.

SECTION 4            AGENCY

The Trust hereby appoints the Participating Firm and third parties with whom the Participating Firm contracts as its agents for the limited purpose of accepting purchase and redemption instructions from a Customer for the purchase and redemption of shares of the Funds on behalf of such Customer.

SECTION 5            MAINTENANCE OF RECORDS

5.01          Records Kept by Participating Firm.  Recordkeeping and other administrative services to Customers shall be the responsibility of the Participating Firm and shall not be the responsibility of the Funds or the Trust.  Neither the Funds nor the Trust shall maintain separate accounts or records for Customers.  The Participating Firm shall maintain and preserve records in connection with providing the Services hereunder.

5.02          Access to Records.  Upon request of the Trust, the Participating Firm shall provide copies of the historical records relating to transactions between the Funds and the Customers, written communications regarding the Funds to or from the Customers and other material, in each case, (1) as are maintained by the Participating Firm in the ordinary course of its business, and (2) as may reasonably be requested to enable the Trust, its representatives, and, including without limitation, each of their auditors or legal counsel, to (A) monitor and review the Services, (B) comply with any request of a governmental body or self-regulatory organization or the Customers, (C) verify compliance by the Participating Firm with the terms of this Agreement, or (D) make required regulatory reports.  The Participating Firm further agrees that it will permit the Trust or its representatives to have reasonable access to its personnel and records during normal business hours in order to facilitate the monitoring of the quality of the Services.  The Trust agrees to reimburse the Participating Firm for copying and mailing expenses related to requests for the above referenced information or documents.  The parties agree to cooperate in good faith in providing records to one another pursuant to this section.

SECTION 6            ACCOUNT ACTIVITY AND DISTRIBUTION INFORMATION

6.01          Delivery of Information by Trust.  The Trust will deliver information, or arrange for the delivery to the Participating Firm of information, as may be reasonably requested by the Participating Firm, including such information as is reasonably necessary to verify the receipt and accurate processing of all purchase and redemption orders placed by the Participating Firm.  As to each Fund, the Trust shall provide to the Participating Firm, or parties with whom the Participating Firm contracts, all Fund distribution announcement information as soon as it is disseminated by each Fund.  The distribution information shall set forth ex-date, record date, payable date, distribution rate per share, record date share balances, cash and reinvested payment amounts, and all other information reasonably requested by the Participating Firm.  All dividends and capital gains distributions will be automatically reinvested on the payable date at net asset value in accordance with each Fund’s then-current prospectus.

6.02          Responsibilities of Participating Firm.  The Participating Firm agrees that it is responsible for knowing the provisions and policies of the Fund related to breakpoints and for applying those provisions and policies to the sale of shares to Customers.  Moreover, the Participating Firm agrees that it will not combine customer orders to reach breakpoints in commissions or for any other purposes whatsoever unless authorized by the then current Prospectus or by the Fund in writing.  The Participating Firm further agrees that it will not withhold placing Customers’ orders for shares so as to profit itself as a result of such withholding or place orders for shares in amounts just below the point at which sales charges are reduced so as to benefit from a higher sales charge applicable to an amount below a breakpoint. The Participating Firm further agrees that it will place orders immediately upon their receipt and will not withhold any order so as to profit therefrom.  Finally, the Participating Firm agrees to maintain policies and procedures, including supervisory procedures, reasonably designed to ensure that Customers are apprised of, and receive, breakpoint opportunities.  The Participating Firm agrees to provide the Fund and the Distributor, upon reasonable request, with a copy of such policies and procedures and such other documentation that will allow the Fund and the Distributor to satisfy their respective supervisory and/or compliance obligations under the applicable laws, rules and regulations of the Financial Industry Regulatory Authority (“FINRA”) and the Securities and Exchange Commission (“SEC”).

SECTION 7            PROXIES

The Participating Firm and its agents will in no way recommend action in connection with or oppose or interfere with the solicitation of proxy voting.

SECTION 8            FUND EXPENSES

The Participating Firm shall not bear any of the expenses for the cost of registration of the Funds’ shares, preparation of the Funds’ prospectuses and reports, and the preparation of the other related statements and notices required by law to be prepared by the Funds.

SECTION 9            MAILING FUND COMMUNICATIONS

9.01          Portfolio Communications.  The Trust or its administrator shall supply the Participating Firm with Portfolio Communications, which the Participating Firm shall furnish or make available, where appropriate and as required by applicable law, to Customers.  Such Portfolio Communications shall include proxy materials and Portfolio prospectuses (“Portfolio Communications”).

9.02          Costs.  The cost of preparing, printing and shipping Portfolio Communications to the Participating Firms shall be paid by the Trust or its agent.  The cost of any distribution of Portfolio Communications to the Customers shall be paid by the Participating Firm, and shall not be the responsibility of the Trust, its agent or the Distributor.

SECTION 10          INDEMNIFICATION

10.01        Indemnification by the Participating Firm.  The Participating Firm shall indemnify, defend (on an as-incurred basis) and hold harmless the Trust, each Fund, the Distributor and each of their affiliates, directors, officers, employees and agents and each person who controls them within the meaning of the Securities Act of 1933, as amended, from and against any and all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) they incur (“Losses”) insofar as such Losses arise out of or are based upon (1) the provision of Services by the Participating Firm or by any third party with whom the Participating Firm contracts to provide the Services, (2) the Participating Firm’s negligence, willful misconduct or violation of any applicable law in the performance of its duties and obligations under this Agreement, (3) any material breach by the Participating Firm of any provision of this Agreement, and (4) any material breach by the Participating Firm of a representation, warranty or covenant made by it in this Agreement.  This indemnity is in addition to any other liability that the Participating Firm may otherwise have.

10.02        Indemnification by the Trust.  The Trust shall indemnify, defend (on an as-incurred basis) and hold harmless the Participating Firm, its affiliates and each of their respective directors, officers, employees and agents and each person who controls it within the meaning of the Securities Act of 1933, as amended, from and against any and all losses insofar as such losses arise out of or are based upon (1) the Trust’s negligence, willful misconduct or violation of applicable law in the performance of its duties and obligations under this Agreement, (2) any material breach by the Trust of any provision of this Agreement, and (3) any material breach by the Trust of a representation, warranty or covenant made by it in this Agreement.  This indemnity agreement is in addition to any other liability that the Trust may otherwise have.

10.03        Procedures Related to Indemnification.  Promptly after receipt by a party entitled to indemnification under this section (an “Indemnified Party”) of notice of the commencement of an investigation, action, claim or proceeding, such Indemnified Party will, if a claim in respect thereof is to be made against the indemnifying party under this section, notify the indemnifying party of the commencement therefore, but the omission to notify the indemnifying party will not relieve it from any liability which it may have to any Indemnified Party otherwise.  In case any such action is brought against any Indemnified Party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, assume the defense hereof, with counsel satisfactory to such Indemnified Party.  After notice from the indemnifying party of its intention to assume the defense of an action, the Indemnified Party shall bear the expenses of any additional counsel obtained by it, and the indemnifying party shall not be liable to such Indemnified Party under this section for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation.  The Indemnified Party may not settle any action without the written consent of the indemnifying party.  The indemnifying party may not settle any action without the written consent of the Indemnified Party unless such settlement completely and finally releases the Indemnified Party from any and all liability and does not include any admission of fault on the part of the Indemnified Party.  Consent from either party under this section shall not be unreasonably withheld.

SECTION 11          FEES

In consideration for the Services to be provided, the Participating Firm will be entitled to receive from the Distributor fees as set forth in Schedule D attached hereto.  The parties agree that the fees are solely for shareholder servicing and other administrative services provided by the Participating Firm, its affiliates and third parties with whom it contracts and do not constitute payment in any manner for investment advisory or distribution services.

SECTION 12           REPRESENTATIONS, WARRANTIES AND COVENANTS

12.01       Representations, Warranties and Covenants of the Trust.  The Trust hereby represents, warrants and covenants that:

12.01.01.         It has full power and authority under applicable law, and has taken all action necessary, to enter into and perform this Agreement and the person executing this Agreement on its behalf is duly authorized and empowered to execute and deliver this Agreement;

12.01.02.         This Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms;

12.01.03.         No consent or authorization of, filing with, or other act by or in respect of any governmental authority is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement; and

12.01.04.         The execution, performance and delivery of this Agreement by the Trust will not result in it violating any applicable law or breaching or otherwise impairing any of its contractual obligations.

12.02        Representations, Warranties and Covenants of the Participating Firm.  The Participating Firm hereby represents, warrants and covenants that:

12.02.01.         It has full power and authority under applicable law, and has taken all action necessary, to enter into and perform this Agreement and the person executing this Agreement on its behalf is duly authorized and empowered to execute and deliver this Agreement;

12.02.02.         This Agreement constitutes its legal, valid and binding obligation and is enforceable against it in accordance with its terms;

12.02.03.          No consent or authorization of, filing with, or other act by or in respect of any governmental authority, is required in connection with the execution, delivery, performance, and validity of enforceability of this Agreement;

12.02.04.         The execution, performance and delivery of this Agreement by the Participating Firm will not result in it violating any applicable law or breaching or otherwise impairing any of its contractual obligations;

12.02.05.         Its internal control structure over the processing and transmission of Trading Instructions (as defined in Schedule C attached hereto) is suitably designed to (i) detect on a timely basis Trading Instructions received after Close of Trading (as defined in Schedule C attached hereto) and prevent such Trading Instructions from being aggregated with Trading Instructions received before Close of Trading and (ii) minimize errors that could result in late transmission of Trading Instructions to the Funds;

12.02.06.         It has procedures in place reasonably designed to ensure that orders received by it are handled in a manner consistent with the Trust’s prospectus and applicable provisions of the Investment Company Act of 1940, including Rule 22c-1 thereunder.  In addition, it agrees that it will not enter into any arrangement to facilitate trading of Shares in a manner inconsistent with the Trust’s prospectus or applicable law;

12.02.07.         It will comply with and, with respect to Customers, enforce the Fund’s policy on market timing, as described in the Prospectus.  In addition, the Participating Firm agrees that it will not enter into any arrangement to facilitate excessive trading in the Shares in contravention of the Fund’s policy on market timing;

12.02.08.         It is not required to be registered as a transfer agent under the 1934 Act, for any reason, including as a result of entering into and performing the Services set forth in this Agreement; and

12.02.09.         It is not required to be registered as a broker-dealer under the 1934 Act, or any applicable state securities laws, for any reason, including as a result of entering into and performing the Services set forth in this Agreement.

12.02.10.         with respect to each Account, it is authorized to act on behalf of each Customer effecting transactions in the Account in connection with the Services pursuant to an agreement with the Customer.

SECTION 13           TERMINATION

13.01        Termination without Cause.  The Trust, Distributor or the Participating Firm may terminate this Agreement at any time by providing 60 days prior written notice to the other parties hereto.

13.02        Termination for Cause.  Notwithstanding the foregoing, this Agreement may be terminated by the Trust, Distributor or the Participating Firm (1) at any by time giving 30 days written notice to the other parties in the event of a material breach of this Agreement by another party that is not cured during such 30-day period, and (2) at any time by giving written notice to the other parties, (A) upon institution of formal proceedings relating to the legality of the terms and conditions of this Agreement by the FINRA, the SEC, the Office of Comptroller of the Currency or any other regulatory body provided that the terminating party has a reasonable belief that the institution of formal proceedings is with foundation and will have a material adverse impact on the terminating party, (B) upon assignment of the Agreement in contravention of the terms hereof, and (C) as is required by law, order, or instruction by a court of competent jurisdiction or a regulatory body or a self-regulatory organization with jurisdiction over the terminating party.

13.03        Survival.  The obligation to continue to pay the fees specified in Section 11 shall survive the termination of this Agreement, provided that the Participating Firm continues to provide Services to the Customers with respect to those assets invested in the Funds and provided that this Agreement has not been terminated because of an event described in Section 13.02.

SECTION 14          AGREEMENT TO PROVIDE CUSTOMER INFORMATION

14.01        Information to be Provided by Participating Firm.  As instructed by Participating Firm, the Fund’s agent will open Accounts on the Fund’s books and records in order to process Share purchase and redemption requests for Participating Firm and its Customers.  Participating Firm agrees to provide the Fund, or its designee, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Customers; the name or other identifier of any investment professionals associated with the Customers or Account (if known); and the amount, date, and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an Account during the period covered by the request.

14.02        Transmission of Information.  The Participating Firm agrees to transmit the requested information that is on its books and records to the Fund, or its designee, promptly, but in any event not later than five business days, after receipt of a request. If the requested information is not on the Participating Firm’s books and records, the Participating Firm agrees to use reasonable efforts to: (i) promptly obtain and transmit the requested information; or (ii) obtain assurances from the accountholder that the requested information will be provided directly to the Fund promptly. In such instance, Participating Firm agrees to inform the Fund whether Participating Firm plans to perform (i) or (ii).  Responses required by this paragraph must be communicated in writing, which writing may be an electronic or a facsimile transmission, and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund, or its designee, should be consistent with the NSCC Standardized Data Reporting Format.

14.03        Requests for Information.  The Fund agrees that all requests will set forth a specific period for which transaction information is sought, which period may include each trading day. The Fund may request transaction information as it deems appropriate, including to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing disruptive trading activity in the Fund or dilution of the value of the outstanding Shares of the Fund. The Fund agrees not to use the information received for marketing or any other similar purpose without the Participating Firm’s prior written consent.

14.04        Execution of Written Instructions.  The Participating Firm agrees to execute written instructions from the Fund, or its designee, to restrict or prohibit further purchases or exchanges of Shares by any Customer specifically identified by the Fund or its designee. Such instruction can be for any reason deemed appropriate by the Fund or its designee, including for a Customer that has been identified as having engaged in transactions of the Fund’s Shares (directly or indirectly through Participating Firm’s accounts) that violate policies established by the Fund for the purpose of eliminating or reducing disruptive trading activity in the Fund or dilution of the value of the outstanding Shares of the Fund. When issuing Participating Firm instructions, the Fund, or its designee, will include the TIN, if known, and the specific restriction(s) to be executed.  If the TIN is not known, the instructions will include an equivalent identifying number of the Customer(s) or Account(s) or other agreed upon information. Participating Firm agrees to execute instructions as soon as reasonably practicable, but not later than five business days after Participating Firm receives the instructions and Participating Firm must provide written confirmation to the Fund, or its designee, that instructions have been executed. Participating Firm agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

SECTION 15          ANTI-MONEY LAUNDERING

The Participating Firm acknowledges that, with respect to the Customers, it is responsible for complying with any applicable laws and regulations aimed at the prevention and detection of money laundering and/or the financing of terrorism activities including the Bank Secrecy Act, as amended by the USA PATRIOT Act as well as all applicable regulations of the offices and bureaus of the U.S. Treasury Department, including the Office of Foreign Asset Control (“OFAC”) and the Financial Crimes and Enforcement Network (“FinCEN”), the SEC and any applicable rules of the Financial Industry Regulatory Authority (“FINRA”).  As such, the Participating Firm represents that it has an anti-money laundering program (“AML Program”) that at minimum includes (i) an AML compliance officer designated to administer and oversee the AML Program, (ii) ongoing training for appropriate personnel, (iii) internal controls and procedures reasonably designed to prevent and detect suspicious activity monitoring and terrorist financing activities; (iv) procedures to comply with know your customer requirements and to verify the identity of all customers; and (v) appropriate record keeping procedures.  In addition, the Participating Firm agrees to fully cooperate with requests from the government, regulators and Distributor for information relating to Shareholders and/or transactions involving Shares, as permitted by law, in order for Distributor to comply with its regulatory requirements, anti-money laundering laws, rules, regulations, and other requirements and agrees as follows:

15.01.01.         If and for so long as the Participating Firm is an entity subject to the requirements of the USA PATRIOT Act of 2001, it represents and warrants that it will comply with all applicable laws and regulations related thereto, as well as all applicable regulations of the offices and bureaus of the U.S. Treasury Department, including the Office of Foreign Assets Control (“OFAC”) and the Financial Crimes Enforcement Network (“FinCEN”).  The Participating Firm further agrees to promptly notify the Trust of any suspicious activity relating to transactions involving shares of the Funds.  In addition, the Participating Firm agrees to fully cooperate with requests from government regulators and the Trust for information relating to transactions involving shares of the Fund.

15.01.02.         If and for so long as the Participating Firm is not an entity subject to the requirements of the USA PATRIOT Act of 2001, it agrees to take all reasonable steps to (1) determine (a) the identity of the Customers, (b) the source of the Customers’ funds, and (c) whether the Customers are involved in money laundering activities, (2) monitor the Customers’ transactions in order to detect attempted or actual money laundering activities involving shares of the Funds, and (3) comply with all applicable laws and regulations, including, but not limited to, all applicable regulations of OFAC and FinCEN.  The Participating Firm further agrees to promptly notify the Trust of any suspicious activity relating to transactions involving shares of the Funds.  In addition, the Participating Firm agrees to fully cooperate with requests from government regulators and the Trust for information relating to transactions involving shares of the Funds.

15.01.03.         The Participating Firm will promptly notify the Trust if it ceases to be, or becomes, an entity subject to the requirements of the USA PATRIOT Act of 2001.

SECTION 16          REPRESENTATIONS WITH RESPECT TO THE FUNDS

The Participating Firm and its agents shall not make representations concerning a Fund or its shares except those contained in then-current prospectus of such Fund or in current sales materials furnished or approved in advance by the Fund’s distributor.

SECTION 17          CONFIDENTIALITY

Each party acknowledges and understands that any and all technical, trade secrets, or business information of the other party including, without limitation, financial information, business or marketing strategies or plans, product development or customer information, which is disclosed to it by the other party or is otherwise obtained by such party, its affiliates, agents or representatives during the term of this Agreement (“Proprietary Information”) constitutes trade secrets of the other party.  Each party agrees to use its best efforts to safeguard Proprietary Information and to prevent the unauthorized, negligent or inadvertent use or disclosure thereof.  Neither party shall, without the prior written approval of any officer of the other, directly or indirectly, disclose the Proprietary Information of the other party to any person or business entity except for a limited number of employees, attorneys, accountants, and other advisors of such party on a need-to-know basis or as may be required by law or regulation.  Each party shall promptly notify the other in writing of any unauthorized, negligent or inadvertent use or disclosure of Proprietary Information by or on behalf of such party.  Each party shall be liable under this Agreement to the other for any use or disclosure in violation of this Agreement by its employees, attorneys, accountants, or other advisors or agents.  This section will continue in full force and effect notwithstanding the termination of this Agreement.

SECTION 18          MICELLANEOUS

18.01        Privacy.  The Participating Firm represents and warrants that it has adopted and implemented procedures to safeguard Customer information and records that are reasonably designed to: (i) ensure the security and confidentiality of Customer records and information; (ii) protect against any anticipated threats or hazards to the security or integrity of Customer records and information; (iii) protect against unauthorized access to or use of Customer records or information that could result in substantial harm or inconvenience to any Customer; (iv) protect against unauthorized disclosure of non-public information to unaffiliated third parties; (v) provide back-up copies of Customer information and records and recovery or continuation of technology infrastructure in the event of a natural or human-induced disaster and (vi) otherwise ensure that the Participating Firm is in compliance with the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder.

18.02                     Amendment.   Distributor may modify this Agreement at any time by written notice to the Participating Firm.  The first order placed by Participating Dealer subsequent to the giving of such notice shall be deemed as acceptance of such modification.

18.03                     Nature of Agreement.  The Participating Firm acknowledges and agrees that this Agreement has been entered into pursuant to Rule 12b-1 under the 1940 Act and is subject to the provisions of such rule (as it may be amended from time to time), as well as any other applicable rules promulgated by the SEC.

18.04                     Communications. Notices hereunder shall be in writing and shall be deemed to have been duly given upon receipt after delivery in person, by facsimile, by registered or certified mail, or by overnight delivery to the addresses set forth below or such other address as the Trust or the Participating Firm may specify by written notice to the other party.

If to the Distributor:

[Name of Trust]

c/o SEI Investments Global Funds Services

1 Freedom Valley Drive

Oaks, PA 19456

Attention: General Counsel

If to Participating Firm:

If to Trust:

18.05                     Severability.  If any provision of this Agreement shall be held or made invalid by a decision in a judicial or administrative proceeding, statute, rule or otherwise, the enforceability of the remainder of this Agreement will not be impaired thereby.

18.06                     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws or choice of laws rules or principles thereof.  The parties hereto consent to the state and federal courts of the Eastern District of Pennsylvania as the exclusive venue for the adjudication of any disputes arising out of or related to this Agreement.

18.07                     Investigations and Proceedings.  The parties to this Agreement agree to cooperate fully in any securities regulatory investigation or proceeding or judicial proceeding with respect to each party’s activity under this Agreement.

18.08                     Survival.  The representations, warranties, covenants and agreements of the undersigned contained in this Agreement, including, without limitation, the indemnity provisions contained in Section 10 hereof, shall survive any termination of this Agreement.

18.09                     Limitation of Liability. A copy of the Trust’s Declaration of Trust is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as trustees and not individually, and that all obligations of this instrument are not binding upon any of the trustees, officers or shareholders of any of the Funds, or the Trust individually, but binding only upon the assets and the property of the Funds or the Trust.

18.10                     Captions.  All captions used in this Agreement are for convenience only, are not a party hereof, and are not to be used in construing or interpreting any aspect hereof.

18.11                     Entire Agreement.  This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all previous agreements and/or understandings of the parties.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

[Name of Trust]

By:
Name:
Title:

[Distributor] (solely with respect to Section 11)

By:
Name:
Title:

[Participating Firm]

By:
Name:
Title:

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to Participating Firm:  When Participating Firm requests to enter into an agreement, SEI will ask your name, address, and other information that will allow SEI Investments Distribution Co. (“SIDCO”) to identify your firm.  This information will be verified to ensure your firm’s identity.  SIDCO is required by law to reject your firm’s request if the required identifying information is not provided.  In certain instances, SIDCO is required to collect documents to fulfill its legal obligation.  Documents provided in connection with your firm’s application will be used solely to establish and verify your firm, and SIDCO shall have no obligation with respect to the terms of any such document.

To enable the processing of this Agreement, please provide the following information. Failure to complete the following will delay, and possibly prevent, SIDCO from processing this Agreement.

Firm’s CRD Number (or FDIC Cert. Number if a bank):

Firm’s Principal Address:

Firm’s Mailing Address:

(if different from above)

Firm’s Primary Telephone Number:

Firm’s Tax Identification Number (TIN):

SCHEDULE A

LIST OF FUNDS

This Schedule A may be updated periodically by letter agreement between the parties hereto.

[INSERT FUND NAMES]

SCHEDULE B

SERVICES

The Participating Firm shall, to the extent required by each Customer or applicable law, perform, or have third parties with whom it contracts perform, the following Services:

1.	The Participating Firm shall maintain separate records for each Customer, which records shall reflect Fund shares (“Shares”) purchased and redeemed, including the date and price for all transactions and Share balances.

2.	The Participating Firm shall disburse to the Customers and maintain records of all proceeds of redemption of Shares and all other distributions not reinvested in Shares.

3.	The Participating Firm shall prepare and deliver to the Customer periodic account statements showing, among other things, the total number of Shares owned by the Customer as of the statement closing date, purchases and redemptions of Shares by the Customer during the period covered by the statement, the net asset value of the Funds as of a recent date, and the dividends and other distributions paid to the Customer during the statement period (whether paid in cash or reinvested in Shares).

4.	The Participating Firm, if required by law, shall be responsible for delivering Fund Communications to Customers for subsequent distribution to Customers. If the Participating Firm agrees to mail Fund Communications to Customers, then the Trust agrees to provide sufficient quantities of Fund Communications to the Participating Firm or its designated appointee.

5.	Acting through the Trust, the Participating Firm shall transmit to the Funds purchase orders and redemption requests placed by Customers and arrange for the transmission of funds to and from the Funds through NSCC.

6.	As agreed upon, the Participating Firm shall deliver to the Trust such periodic reports as the Trust shall reasonably request to enable a Fund to comply with applicable federal law. The Participating Firm may charge the Trust extra if report requests exceed normal business activity.

7.	The Participating Firm shall deliver confirmations of exchanges to each Customer.

8.	The Participating Firm shall maintain Account information for the Customers.

9.	The Participating Firm shall respond to Customers’ inquiries regarding, among other things, Account balances and applicable Share information.

10.	The Participating Firm shall be responsible for managing the relationship between it and third party service providers retained by it in connection with this Agreement.

SCHEDULE C

PROCEDURES

On each day the New York Stock Exchange (the “Exchange”) is open for business (a “Business Day”), the Participating Firm or its agents may receive trade instructions from the Customer for the purchase and redemption of shares of the Funds (“Trade Instructions”).  Trade Instructions received in good order and accepted by the Participating Firm or its agents prior to the close of regular trading on the Exchange (the “Close of Trading”) on any given Business Day and transmitted to the Trust by (i) 11:59 p.m. ET if automated, and (ii) 6:00 p.m. ET if manual, on such Business Day will be executed by the Trust at the net asset value determined as of the Close of Trading on such Business Day.  Any Trade Instructions received by the Participating Firm, or its agents, on such day but after the Close of Trading will be executed by the Trust at the net asset value determined as of the Close of Trading on the next Business Day following the day of receipt of such Trade Instructions.  The day on which a Trade Instruction is executed by the Trust pursuant to the provisions set forth above is referred to herein as the “Effective Trade Date”.

Upon the timely receipt from the Participating Firm of the Trade Instructions described in the paragraph above, the Trust will execute the purchase or redemption transactions (as the case may be) from the Customer at the net asset value computed as of the Close of Trading on the Effective Trade Date.  Such purchase and redemption transactions will settle on the Business Day next following the Effective Trade Date.  Payments for the net purchase and net redemption orders shall be made by wire transfer by the Participating Firm (for net purchases) or by the Trust (for net redemptions) to the account designated by the appropriate receiving party on the Business Day following the Effective Trade Date.  On any Business Day when the Federal Reserve Wire Transfer System is closed, all communication and processing rules will be suspended for the settlement of Trade Instructions.  Trade Instructions will be settled on the next Business Day on which the Federal Reserve Wire Transfer System is open and the Effective Trade Date will apply.

In the event that the Participating Firm is in receipt of Trade Instructions in good order and is unable to transmit the Trade Instructions to the Trust by the above referenced deadlines, the Trust will accept the trades after such deadlines and before 8:00 a.m. ET on the day following the Effective Trade Date. The Participating Firm will furnish the Trust with an estimate of the net purchase or net redemption activity no later than 8:00 a.m. ET on the day following the Effective Trade Date.  Payments for the purchases and redemptions shall be made by wire transfer on the day following the Effective Trade Date.

SCHEDULE D

FEES

The Distributor shall pay the Participating Firm an administrative fee equal to      basis points (  .    %) of the quarterly average aggregate amount invested per Fund on behalf of Customers. Payments by the Distributor will computed and paid in accordance with the applicable distribution or shareholder servicing plans adopted by the Funds (pursuant to Rule 12b-1 under the Investment Company Act or otherwise), as they may be amended from time to time. You acknowledge that any compensation to be paid to you by the Distributor shall be paid from proceeds paid to the Distributor by the Fund pursuant to such distribution and shareholder servicing plans, and to the extent the Distributor does not receive such proceeds for any reason, the amounts payable to you will be reduced accordingly. The Participating Firm shall notify the Distributor in writing of the amount due and payable hereunder at the end of each quarter and will invoice the Distributor 30 days thereafter for the previous quarter.  The Participating Firm agrees to provide Distributor with appropriate supporting documentation to demonstrate how the Participating Firm calculated the fee payment amount, including the number of underlying sub-accounts if the accounts are held omnibus.  Distributor reserves the right to dispute the amount of the fee payment if Distributor discovers a discrepancy in the calculation.  In addition, the Distributor agrees to pay any shortfall amount to Participating Firm if a fee payment was underpaid during any previous twelve (12) month period due to a discrepancy in the calculation.  Upon providing reasonable advance notice to the Participating Firm, the Distributor or their duly authorized agents or representatives may review the Participating Firm’s books and records during normal business hours for the purpose of verifying the accuracy of the amounts billed by the Participating Firm or the fees paid or payable by the Distributor under this Agreement.